SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON RELATED PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem” or “Issuer”) and Usina Conquista do Pontal S.A. (UCP), Agro Energia Santa Luzia S.A. (USL) and Odebrecht Agroindustrial Participações S.A. (ODB Agro Par).
Relationship with the Issuer	UCP, USL and ODB Agro Par are indirect subsidiaries of Odebrecht S.A., which is the indirect parent company of the Issuer.
Purpose	First Amendment to the Hydrous Ethanol Supply Agreement signed in March 2017.
Main terms and conditions

This amendment is related to the change in the invoicing method used for the purchase of feedstock (Hydrous Ethanol) for future delivery, to anticipate the invoicing of the volume of the PRODUCT to be delivered between January and March 2018, with payment by December 30, 2017. The amendment establishes the price, which is the lower of the ceiling established in this amendment and the reference price in the original agreement at the time of delivery.

Date of signing of agreement	12/21/2017
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

UCP, USL and ODB Agro Par and/or their representatives and/or managers did not participate in the negotiations or in the decision-making process regarding the signing of the amendment as representatives of the Issuer.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

In the Company’s opinion, by incorporating a price ceiling, the amendment to the invoicing method for purchases for future delivery establishes adequate compensation, given the expectation of price increases during the intercrop period, which is when the product will be effectively delivered.

With regard to price making and/or taking involving third parties, the Company believes this does not apply, given that it involves a contractual amendment in which the commercial conditions of sales volume and reference price were not changed in relation to the original agreement.

NOTIFICATION ON RELATED PARTY TRANSACTIONS

Parties

Braskem S.A. (“Braskem” or “Issuer” or “Buyer”) and Usina Conquista do Pontal S.A.(UCP) and Agro Energia Santa Luzia S.A. (USL), both as Sellers; and Odebrecht Agroindustrial Participações S.A (ODB Agro Par) and BRENCO – Companhia Brasileira de Energia Renovável (Brenco) as guarantors.

Relationship with the Issuer	UCP, USL, ODB Agro Par and Brenco are indirect subsidiaries of Odebrecht S.A., which is the indirect parent company of the Issuer.
Purpose	Hydrous Ethanol Supply Agreement.
Main terms and conditions

A feedstock supply agreement aimed at ensuring an adequate volume of feedstock, namely Hydrous Ethanol (used to produce Green Ethylene), to the Issuer, for which a commercial discount was granted on supply and contractual flexibilities were given in acquisition.

Duration: until April 30, 2019.

Advance: The agreement involves an advance in the amount of R$200,000,000.00, guaranteed by a Pledge Agreement secured by the sugarcane crop and subproducts (signed on the same date), at a net market value (measured by a specialized publication) in excess of the advance amount. The asset pledged shall remain, during the existence of any balance of advance, duly insured by a prime insurer and with subrogation of insurance to the Buyer.

The balance of the amount advanced shall be adjusted for inflation based on market interest rates during the term of the agreement.

Other terms and conditions: Subject to non-disclosure clause.

Date of signing of agreement	12/21/2017
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	UCP, USL and ODB Agro Par and/or their representatives and/or managers did not participate in the negotiations or in the decision-making process as representatives of the Issuer.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The commercial conditions agreed upon by the parties are aligned with Braskem’s strategy of maintaining volumes of feedstock (Hydrous Ethanol) with previously contracted supply, contractual flexibility in terms of volume and options for withdrawal, as well as adequate conditions of certifications and incoterms.

In the Company’s opinion, the advance envisaged in the Agreement has adequate remuneration at market rates, also including the offer of a discount on the purchase price and providing other adequate contractual conditions in line with agreements of the same kind.

With regard to price making and/or taking with third parties, the Company offered the same conditions to other ethanol suppliers and, among the replies received, the commercial proposal submitted by UCP and UCL combined the best discount and contractual conditions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.